PE 4/30/2013 DC



13002639

Act: 1934
~~Section~~: Form 10K
Rule:
Public Availability: 4/30/2013

NO ACT

April 30, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NBCUniversal
Incoming letter dated April 30, 2013

Based on the facts presented, the Division will not object if NBCUniversal, as defined in your letter, files abbreviated Forms 10-K and 10-Q, in the manner described in your letter, pursuant to General Instructions I and H to those forms, respectively, and relies on Instruction 5 to Item 5.07 of Form 8-K to omit the information called for by that Item.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach different conclusions. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Mark F. Vilardo
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

April 30, 2013

Mail Stop 4561

Bruce K. Dallas
Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

Re: NBCUniversal

Dear Mr. Dallas:

In regard to your letter of April 30, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Form 10-K General Instruction I
Form 10-Q General Instruction H
Form 8-K, Item 5.07 Instruction 5

Davis Polk

Bruce K. Dallas

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

650 752 2022 tel
650 752 3622 fax
bruce.dallas@davispolk.com

April 30, 2013

Re: NBCUniversal No-Action Letter Request

Thomas J. Kim, Chief Counsel
Mark F. Vilardo, Special Counsel
Craig C. Olinger, Deputy Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Dear Messrs. Kim, Vilardo and Olinger:

We are writing on behalf of our clients, Comcast Corporation ("**Comcast**") and NBCUniversal Media, LLC ("**NBCUniversal**"). On February 12, 2013, General Electric Company ("**GE**"), National Broadcasting Company Holding, Inc. (a wholly-owned subsidiary of GE, "**NBCH**"), Comcast, NBCUniversal Enterprise, Inc. (formerly known as Navy Holdings, Inc., "**NBCUniversal Enterprise**"), NBCUniversal, LLC ("**NBCUniversal Holdings**") and NBCUniversal (a wholly-owned subsidiary of NBCUniversal Holdings) entered into a transaction agreement (the "**Transaction Agreement**"). Pursuant to a series of steps under the Transaction Agreement (the "**Transactions**"), on March 19, 2013 (the "**Closing Date**"), Comcast effectively completed its acquisition of NBCUniversal.

For your convenience, simplified diagrams of the NBCUniversal ownership structure, both before and after the Closing Date, appear beginning on page 6.

The pre-Closing Date structure was the subject of our no-action letter request dated June 20, 2011 (the "**Original No-Action Request**").[1] By letter dated June 24, 2011, the staff (the "**Staff**") of the Division of Corporation Finance of the Securities and Exchange Commission (the "**Commission**") agreed that it would take no action if NBCUniversal filed abbreviated

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[1] A copy of the Original No-Action Request is available at: http://www.sec.gov/divisions/corpfin/cf-noaction/2011/nbcuniversal062411-incoming.pdf. In an attempt to reduce confusion, we refer to entities within the Comcast corporate structure by the names Comcast uses in its periodic reports. In the Original No-Action Request, we referred to NBCUniversal as "the Issuer", NBCUniversal Holdings as "Newco" and NBCUniversal Enterprise and NBCH as "the GE Subsidiaries". Prior to the Closing Date, NBCUniversal Enterprise was a wholly-owned subsidiary of NBCH.

Forms 10-K and 10-Q, in the manner described in the Original No-Action Request, pursuant to General Instruction I to Form 10-K and General Instruction H to Form 10-Q (collectively, the "**General Instructions**"), and relied on Instruction 5 to Item 5.07 of Form 8-K ("**Instruction 5**") to omit the information called for by that Item.[2]

As discussed in more detail below, prior to the Closing Date, NBCUniversal Enterprise was a wholly-owned subsidiary of GE. As of the Closing Date, Comcast fully controls NBCUniversal Enterprise and indirectly owns all of its common stock. GE's wholly-owned subsidiary NBCH held all of NBCUniversal Enterprise's Series A Cumulative Preferred Stock (the "**Enterprise Preferred Stock**"), but immediately entered into an agreement to sell the preferred stock to nine qualified institutional buyers ("**QIBs**"), as defined in Rule 144A, in transactions exempt from registration under the Securities Act of 1933, as amended (the "**Securities Act**"), pursuant to Rule 144A. NBCH's sale of the Enterprise Preferred Stock closed on March 26, 2013.

The Enterprise Preferred Stock has a fixed liquidation preference and a fixed dividend payable on the liquidation preference and holders of the Enterprise Preferred Stock generally vote with the holders of the NBCUniversal Enterprise common stock (Comcast is and will remain the sole holder of the common stock) on all matters voted on by NBCUniversal Enterprise's stockholders and have the right to elect one of four directors to the NBCUniversal Enterprise board of directors. The terms of the Enterprise Preferred Stock are described in more detail below under "Background Information on the Corporate Structure – Terms of the Enterprise Preferred Stock."

The current holders of the Enterprise Preferred Stock are permitted to resell the stock, but sales must be in minimum denominations of $100,000 to purchasers who meet *each* of the following three requirements:

(1) they are QIBs,

(2) they are "qualified purchasers" as defined in Section 2(a)(51) of the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), <u>and</u>

(3) they are "accredited investors" as defined under Rule 501(a) of Regulation D under the Securities Act.

Subsequent transferees must purchase in the same minimum denomination and meet each of these three tests. NBCUniversal Enterprise has not and will not grant any registration rights and does not anticipate becoming subject to the reporting requirements (the "**Reporting Requirements**") of Section 13(a) or 15(d) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), or to be required to register as an investment company under the Investment Company Act. Given the minimum denomination on transfers of the Enterprise Preferred Stock, it is theoretically possible for there to be more

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[2] A copy of the Staff's response is available at http://www.sec.gov/divisions/corpfin/cf-noaction/2011/nbcuniversal062411.htm.

than 2,000 holders[3] and we undertake to seek additional guidance from the Staff if NBCUniversal Enterprise were to itself become subject to the Reporting Requirements.

In the Original No-Action Request, Comcast and NBCUniversal undertook to seek further guidance from the Staff if "Comcast sells any of its equity interests in [NBCUniversal Holdings or NBCUniversal] or if [NBCUniversal Holdings or NBCUniversal] have additional minority shareholders or a minority shareholder other than GE." Because of the sale of the Enterprise Preferred Stock by NBCH, we are seeking such further guidance from the Staff.

For the reasons set forth herein, we are of the opinion that NBCUniversal should be able to continue to file abbreviated Forms 10-K and 10-Q, in the manner described in this letter, pursuant to General Instruction I to Form 10-K and General Instruction H to Form 10-Q, and to continue to rely on Instruction 5 to Item 5.07 of Form 8-K to omit the information called for by that Item.

Comcast and NBCUniversal Background Information

Comcast (File No. 001-32871) is subject to the Reporting Requirements because it has equity securities registered under Section 12(b) of the Exchange Act. NBCUniversal (File No. 333-174175) is currently subject to the Reporting Requirements pursuant to Section 15(d) of the Exchange Act because it issued debt securities (the "**NBCUniversal Public Debt**") pursuant to effective registration statements under the Securities Act.

Comcast is a global media and technology company with two primary businesses, Comcast Cable Communications, LLC and its subsidiaries ("**Comcast Cable**") and NBCUniversal. Comcast presents its operations in the following five reportable business segments:

- *Cable Communications:* Consists of the operations of Comcast Cable, which is the nation's largest provider of video, high-speed Internet and voice services to residential customers under the XFINITY brand, and Comcast Cable also provides these services to businesses.

- *Cable Networks:* Consists primarily of NBCUniversal's national cable networks, its regional sports and news networks, its international cable networks, its cable television production studio, and its related digital media properties.

- *Broadcast Television:* Consists primarily of NBCUniversal's broadcast networks, NBC and Telemundo, its NBC and Telemundo owned local broadcast television stations, its broadcast television production operations, and its related digital media properties.

[3] An issuer is generally required to register a class of equity securities under Section 12(g) of the Exchange Act once the class is held of record by either 2,000 persons or by 500 persons who are not accredited investors. Since all transferees of the Enterprise Preferred Stock must be accredited investors, the stock would have to be held of record by 2,000 holders to trigger the Section 12(g) registration requirement.

- *Filmed Entertainment:* Consists primarily of the operations of Universal Pictures, which produces, acquires, markets and distributes filmed entertainment worldwide. Universal Pictures is owned by NBCUniversal.

- *Theme Parks:* Consists primarily of NBCUniversal's Universal theme parks in Orlando and Hollywood.

In 2012, the Cable Communications segment generated 63% of Comcast's consolidated revenue of $62.6 billion and more than 80% of its operating income before depreciation and amortization of $20.2 billion. The Cable Networks, Broadcast Television, Filmed Entertainment and Theme Parks segments comprise NBCUniversal's businesses.

Prior to the Closing Date, Comcast reflected GE's indirect minority interest in NBCUniversal on its consolidated balance sheet as "Redeemable non-controlling interest" and in its consolidated statement of income as "Net (income) loss attributable to noncontrolling interests". Following the Closing Date, Comcast will reflect the Enterprise Preferred Stock on its consolidated balance sheet outside of equity within a caption entitled "Redeemable noncontrolling interests and redeemable subsidiary preferred stock" and the associated dividends in its consolidated statement of income within a caption entitled "Net (income) loss attributable to noncontrolling interests and redeemable subsidiary preferred stock".

Background Information on the Corporate Structure

The Original Master Agreement. On December 3, 2009, Comcast, GE, NBCUniversal and NBCUniversal Holdings entered into a master agreement (the "**Master Agreement**"). At the closing of the Master Agreement on January 28, 2011, Comcast held 51% of the common units of NBCUniversal Holdings; NBCUniversal Enterprise was an indirect wholly-owned subsidiary of GE and held 49% of the common units of NBCUniversal Holdings; and, NBCUniversal was, as now, a wholly-owned subsidiary of NBCUniversal Holdings. Comcast had the right to elect three directors and GE had the right to elect two directors of NBCUniversal Holdings. Under this structure, Comcast effectively controlled NBCUniversal, subject to limited consent rights by GE, and consolidated NBCUniversal for financial reporting purposes. As noted, it was this structure that was the subject of the Original No-Action Request.

The Transaction Agreement. On February 12, 2013, Comcast entered into the Transaction Agreement and on the Closing Date effectively completed its acquisition of NBCUniversal. The Transaction Agreement provided for a series of steps we refer to as the "Transactions". On the Closing Date, Comcast increased its ownership interest in the common units of NBCUniversal Holdings from 51% to 96%, with the remaining 4% held by NBCUniversal Enterprise; Comcast increased its ownership of the common stock of NBCUniversal Enterprise from 0% to 100%; and, NBCUniversal remains a wholly-owned subsidiary of NBCUniversal Holdings.

The Transactions. In the Transactions, GE received consideration of $16.7 billion, comprising $12 billion of cash, $4 billion of debt securities (the "**Enterprise Notes**") issued by NBCUniversal Enterprise and guaranteed by Comcast and by Comcast Cable

Communications, LLC, Comcast Cable Holdings, LLC, Comcast MO Group, Inc. and Comcast MO of Delaware, LLC (collectively, the "**Cable Guarantors**"), and $725 million aggregate liquidation preference of the Enterprise Preferred Stock. The Enterprise Notes and Enterprise Preferred Stock were initially held by GE's wholly-owned subsidiary NBCH. The Enterprise Preferred Stock will be redeemable by NBCUniversal Enterprise at the holders' option on March 19, 2020, and callable by NBCUniversal Enterprise on March 19, 2021. On March 26, 2013, NBCH sold the Enterprise Preferred Stock to nine QIBs and sold the Enterprise Notes in transactions exempt from registration under the Securities Act pursuant to Rule 144A.

To provide NBCUniversal Enterprise with the ability to pay its taxes, interest on the Enterprise Notes, dividends on the Enterprise Preferred Stock and the redemption price for the Enterprise Preferred Stock, and as part of the Transactions, NBCUniversal Holdings issued preferred units (the "**Internal Preferred Units**") with an aggregate liquidation preference of $9.4 billion to NBCUniversal Enterprise. In addition, the Internal Preferred Units provide for a 15% put right on March 19, 2020 when the Enterprise Preferred Stock is redeemable by NBCUniversal at the holders' option.

The Cross-Guarantee Structure

Comcast has always sought to simplify its complicated corporate structure for the benefit of its public debt holders to avoid their having to individually analyze the creditworthiness of each of its debt issuers. Comcast's own public debt securities and the legacy public debt securities of the Cable Guarantors are fully and unconditionally cross-guaranteed by each other. These Cable Guarantors are shaded in blue in the simplified diagrams set forth below. Although Comcast did not guarantee the NBCUniversal Public Debt while NBCUniversal was operated as a joint venture with GE, on March 27, 2013, Comcast included NBCUniversal within the cross-guarantee structure.[4]

The terms of the NBCUniversal Public Debt require NBCUniversal to provide specified information to the debtholders. If NBCUniversal is not subject to the Reporting Requirements or does not otherwise voluntarily file reports with the Commission, NBCUniversal must provide debtholders with the annual and quarterly financial statements that would be required to be filed with the Commission on Forms 10-K and 10-Q were it subject to the Reporting Requirements along with a "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("**MD&A**") and, with respect to annual financial statements, a report thereon by an independent registered public accounting firm, in each case in a manner that complies in all material respects with applicable rules and regulations. If, however, all series of the NBCUniversal Public Debt are unconditionally guaranteed in full by a person subject to the Reporting Requirements, the information requirements are deemed satisfied by such guarantor filing its reports with the Commission. The indenture governing the NBCUniversal Public Debt no longer requires NBCUniversal to

[4] Following this announcement: Standard & Poor's ("**S&P**") upgraded all of Comcast's and NBCUniversal's public debt securities from BBB+ to A- and Moody's Investors Service ("**Moody's**") upgraded Comcast's public debt securities from Baa1 to A3 and NBCUniversal's public debt securities from Baa2 to A3. We understand the upgrades, in large part, are due to the more diversified cash flows resulting from the financial unity of the combined credit. Fitch Ratings, Inc. ("**Fitch**") kept the Comcast and NBCUniversal ratings at BBB+.

provide financial or other information to holders of the debt since Comcast is a reporting company under the Exchange Act and NBCUniversal has been included in the cross-guarantee structure. NBCUniversal, however, continues to be subject to the Reporting Requirements pursuant to Section 15(d) under the Exchange Act.

NBCUniversal's Ownership Structure

Simplified diagrams of the NBCUniversal ownership structure both before and after the Closing Date are set forth below. The diagrams do not show subsidiaries of the entities that are not part of the cross guarantee structure or are not otherwise relevant to the discussion.


Pre-Closing Date
GE
100% owned
100% owned
100% owned
Comcast Holdings Corporation
Comcast Entertainment Holdings Subsidiaries
NBCH
100% owned
100% owned
51% common units
NBCUniversal Enterprise
100% owned
100% owned
49% common units
Cable
NBCUniversal Holdings
100% owned
100% owned
Delaware
NBCUniversal
Current parties to the cross guarantee structure
GE consolidated entities

Post-Closing Date


Comcast
GE
100% owned
100% owned
100% owned
Comcast Holdings Corporation
Comcast Entertainment Holdings Subsidiaries
NBCH
100% owned
100% common stock
Enterprise Preferred Stock
Enterprise Notes
96% common units
NBCUniversal Enterprise
100% owned
100% owned
4% common units + 100% Internal Preferred Units
On March 26, 2013, the Enterprise Preferred Stock and Enterprise Notes were sold to QIBs
Cable
NBCUniversal Holdings
100% owned
100% owned
Current parties to the cross guarantee structure
Delaware
NBCUniversal
Additional party to the cross guarantee structure
GE consolidated entities

Terms of the Enterprise Preferred Stock

General. Although the Enterprise Preferred Stock is a voting equity security, it does not participate in the profits of NBCUniversal Enterprise (or in the profits of NBCUniversal Holdings or NBCUniversal), but rather is solely entitled to fixed quarterly dividends payable at a fixed rate per annum of its liquidation preference.

Although the Enterprise Preferred Stock does not have a stated maturity date, it is redeemable by NBCUniversal Enterprise at the holders' option on March 19, 2020, and each third anniversary thereafter, and is callable by NBCUniversal Enterprise on March 19, 2021, and each third anniversary thereafter. Because the redemption is outside the control of Comcast, the Enterprise Preferred Stock will be recorded on Comcast's consolidated balance sheet outside of equity.

To provide NBCUniversal Enterprise with the ability to pay its taxes, interest on the Enterprise Notes, dividends on the Enterprise Preferred Stock and the redemption price for the Enterprise Preferred Stock, NBCUniversal Holdings issued $9.4 billion liquidation preference of Internal Preferred Units to NBCUniversal Enterprise. Similar to the Enterprise Preferred Stock, the Internal Preferred Units do not participate in the profits of NBCUniversal Holdings or NBCUniversal, but rather are solely entitled to cumulative quarterly cash payments at a fixed rate per annum of its liquidation preference for five years. Thereafter, the fixed rate adjusts every five years.

The minimum denomination for the Enterprise Preferred Stock is $100,000 (100 shares with a liquidation preference of $1,000 per share). All holders of the Enterprise Preferred Stock and their transferees must meet each of the three other transfer requirements: they must be QIBs, qualified purchasers *and* accredited investors.

Voting Rights. The Enterprise Preferred Stock votes as a single class with the holders of the NBCUniversal Enterprise common stock on all matters on which stockholders are generally entitled to vote, except for the election of directors, for which the Enterprise Preferred Stock votes as a separate class. In any vote on a matter on which stockholders are generally entitled to vote, except the election of directors, the holders of the Enterprise Preferred Stock initially hold 21% of the vote and the holders of the NBCUniversal Enterprise common stock initially hold 79% of the vote. The voting percentage will remain constant unless and until the Enterprise Preferred Stock is redeemed. Such redemptions will proportionally reduce the vote of the Enterprise Preferred Stock. As a practical matter, the only likely matter to be voted on by the NBCUniversal Enterprise stockholders will be the election of directors and thus the only likely matter holders of the Enterprise Preferred Stock will vote on will be for their director. And, this vote only extends to the NBCUniversal Enterprise board of directors, not to NBCUniversal Holdings or NBCUniversal, both of which are fully controlled by Comcast.

Approval Rights. The approval of the holders of not less than a majority of the outstanding Enterprise Preferred Stock is required for NBCUniversal Enterprise to: (i) incur debt in excess of $5.350 billion; (ii) commence any liquidation, dissolution or winding up of its affairs; (iii) engage in the ownership of any active, operating business other than the ownership of interests in NBCUniversal Holdings and other persons, *provided* that NBCUniversal Enterprise can engage in lending and borrowing, cash management, and investing activities, or transferring any interests in any person; (iv) enter into certain mergers, consolidations, reorganizations or other business combinations or sales of all or substantially all of its assets; (v) issue any securities that are senior to or *pari passu* with the Enterprise Preferred Stock; (vi) amend the terms of the Enterprise Preferred Stock so as to adversely affect the rights, preferences or voting power of the Preferred Stock; or (vii) increase the size of the NBCUniversal Enterprise board of directors to more than four members other than as specified below under "Board Representation." Note that these approval rights only apply to NBCUniversal Enterprise and do not apply to either NBCUniversal Holdings or NBCUniversal.

Board Representation. NBCUniversal Enterprise currently has four directors. Holders of a majority of its common stock have the exclusive right to elect three of its directors and have the exclusive right to remove or fill any vacancies created by these three directors. Holders of a majority of the Enterprise Preferred Stock have the exclusive right to elect one of its directors and have the exclusive right to remove or fill any vacancy created by this director. If NBCUniversal Enterprise fails to pay dividends on the Enterprise Preferred Stock for six consecutive quarters, then, for so long as any such dividend remains unpaid, the number of directorships on its board of directors increases to five and the holders of the Enterprise Preferred Stock vote as a single class to elect the additional director (two directors of five). Because Comcast will always control a majority of the directors, it will always effectively control NBCUniversal Enterprise.

Related Party Transactions. All "related party transactions" must be on terms that are no less favorable to NBCUniversal Enterprise than the terms that could have been obtained in a comparable transaction with an unrelated person. On an annual basis, NBCUniversal Enterprise will notify the director elected by the holders of the Enterprise Preferred Stock of each related party transaction consummated by NBCUniversal Enterprise during the preceding year that involves annual payments or the annual incurrence of obligations in excess of $7.5 million. If the preferred stock director believes that any related party transaction so disclosed was not on arm's length terms, then the preferred stock director may challenge that transaction. If the preferred stock director and the other directors cannot resolve the disagreement, an arbitrator will determine whether the transaction was on arm's length terms. If the arbitrator determines that the related party transaction was on terms that are less favorable to NBCUniversal Enterprise than arm's length terms, then (i) NBCUniversal Enterprise must offer the counterparty to such transaction the right to either (A) amend or otherwise modify the terms of the transaction such that it is on arm's length terms or (B) terminate the transaction, and (ii) (A) if NBCUniversal Enterprise would have received additional amounts from the counterparty to such transaction had such transaction originally been entered into on arm's length terms, the holder of the Enterprise common stock (*i.e.*, Comcast) will pay NBCUniversal Enterprise such additional amounts or (B) if NBCUniversal Enterprise would have paid a lesser amount to the counterparty had such transaction originally been entered into on arm's length terms, the holders of the NBCUniversal Enterprise common stock will pay NBCUniversal Enterprise the amount of the difference between the amount actually paid by NBCUniversal Enterprise and such lesser amount. As with the approval rights discussed above, these related party transaction limitations only apply to NBCUniversal Enterprise and do not apply to either NBCUniversal Holdings or NBCUniversal.

Information Reporting. NBCUniversal Enterprise agreed to provide holders of the Enterprise Preferred Stock with its private company financials (audited annually with financial footnotes and unaudited quarterly without financial footnotes) and with other information called for by Rule 144A(d)(4). NBCUniversal Enterprise accounts for its interest in NBCUniversal Holdings under the equity method. In addition, if NBCUniversal ceases to be a reporting company, NBCUniversal Enterprise has agreed to provide holders of the Enterprise Preferred Stock with private company financials of NBCUniversal (audited annually with financial footnotes and unaudited quarterly without financial footnotes).

We note that the financial information about NBCUniversal that NBCUniversal Enterprise agreed to provide is comparable to the information that would have been required under Regulation S-X Rule 3-09 were NBCUniversal Enterprise subject to the Reporting Requirements. NBCUniversal Holdings would constitute a "significant subsidiary" of NBCUniversal Enterprise under Regulation S-X 1-02(w) at the 20% level and NBCUniversal Holdings itself would consolidate NBCUniversal as a 100% owned subsidiary. We further note that since its only material assets are its equity investments in NBCUniversal Holdings, an MD&A by NBCUniversal Enterprise would essentially be equivalent to "the management's narrative analysis of the results of operations explaining the reasons for material changes in the amount of revenue and expense items" permitted by the General Instructions and no separate MD&A of NBCUniversal would be required. Further, a full MD&A of NBCUniversal Enterprise would not provide for more information than could be gleaned from the footnotes to the audited NBCUniversal Enterprise financial statements required by the terms of the Enterprise Preferred Stock, as substantially all of the financial statement analysis would be related either (1) to the dividend and interest activity of the investment, debt and preferred stock instruments, the majority of which are based on fixed rates or (2) changes in its deferred tax liability and cash taxes paid. In addition, all of this information would be disclosed in the respective investment, debt, equity and tax footnotes. Summary financial data of NBCUniversal Holdings also would be disclosed in the footnotes to the financial statements.

Terms of the Internal Preferred Units

General. The Internal Preferred Units will be non-participating and solely entitled to cumulative quarterly cash payments at a fixed rate per annum of its liquidation preference for five years. Thereafter, the rate adjusts every five years to a fixed rate determined by reference to a United States Treasury security having a five-year maturity in accordance with customary financial practice.

Voting. The Internal Preferred Units have no voting or other approval rights and NBCUniversal Holdings' board is designated entirely by the holders of NBCUniversal Holdings' common units, all of which holders are entities controlled by Comcast.

Redemption. NBCUniversal Enterprise has the right, as the sole holder of the Internal Preferred Units, to require NBCUniversal Holdings to redeem a portion of the Internal Preferred Units for a redemption price equal to 15% of the liquidation preference, but in no event more than the amount that would be payable upon a liquidation, dissolution or winding up of NBCUniversal Holdings. The portion of the Internal Preferred Units so redeemed equals the greater of 15% or the ratio (expressed as a percent) of the redemption price divided by the equity value of NBCUniversal Holdings at such time. This redemption right is exercisable on the seventh anniversary of the Closing Date and is designed to provide additional liquidity if NBCUniversal Enterprise is required to redeem the Enterprise Preferred Stock.

NBCUniversal Holdings has the right on the fifth anniversary of the Closing Date to redeem all, but not less than all, of the Internal Preferred Units for their aggregate liquidation preference plus all accrued but unpaid cumulative quarterly cash payments.

Discussion

For the reasons set forth in this letter, we are of the opinion that NBCUniversal should be able to continue to file abbreviated Forms 10-K and 10-Q, in the manner described in this letter, pursuant to General Instruction I to Form 10-K and General Instruction H to Form 10-Q, and to continue to rely on Instruction 5 to Item 5.07 of Form 8-K to omit the information called for by that Item.

The General Instructions and Instruction 5 permit reporting companies' wholly-owned subsidiaries to omit specified information from their Exchange Act reports. The General Instructions themselves were part of the Commission's continuing effort to "reduce reporting burdens and paperwork by more precisely tailoring the reporting requirements to the characteristics of particular registrants and to the needs of their investors." *Relief for Wholly-Owned Subsidiaries*, Exchange Act Release No. 16226, 18 SEC Docket 509 (September 27, 1979)[5] (the "**Adopting Release**") at *1.

A registrant is permitted to rely on the General Instructions provided:

- all of the registrant's equity securities are owned, either directly or indirectly, by a single person which is a reporting company under the Exchange Act and which has filed all the material required to be filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act, as applicable, and which is named in conjunction with the registrant's description of its business;

- during the preceding thirty-six calendar months and any subsequent period of days, there has not been any material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, with respect to any indebtedness of the registrant or its subsidiaries, and there has not been any material default in the payment of rentals under material long-term leases;

- there is prominently set forth, on the cover page of the relevant Form 10-K or 10-Q, a statement that the registrant meets the conditions set forth in the first two requirements and is therefore filing the Form with the reduced disclosure format; and

- for purposes of General Instruction I of Form 10-K, the registrant is not an asset-backed issuer, as defined in Item 1101 of Regulation AB.

A registrant is permitted to rely on Instruction 5 so long as it meets the first two of these requirements.

On behalf of Comcast and NBCUniversal, we confirm that NBCUniversal satisfies the requirements of the General Instructions and Instruction 5, except that with respect to the first requirement there is an indirect minority equity interest not owned by Comcast, which is the relevant reporting company.

Factors supporting relief from the full Reporting Requirements provided by the General Instructions have been outlined in prior no-action letters.[6] Factors relevant to our situation are as follows:

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[5] The Adopting Release conditionally adopted the proposed amendments, which were made permanent in Exchange Act Release No. 16327, 18 SEC Docket 878-3, [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 82,347 (Nov. 15, 1979) (the "**Final Adopting Release**").

[6] *See* the Original No-Action Letter. *See also*, Dow Corning Corp., SEC No-Action Letter, 1980 SEC No-Act. LEXIS 3194 (April 21, 1980); Fort Worth and Denver Railway Co., SEC No-Action Letter, *1980 SEC No-Act. LEXIS 3216* (April 28, 1980); Kansas City Southern Railway Company, SEC No-Act. Letter, *1980 SEC No-Act. LEXIS 3306* (May 27, 1980); New Bedford Gas and Edison Light Company, SEC No-Action Letter, *1980 SEC No-Act. LEXIS 3738* (September 25, 1980); Borg-Warner Acceptance Corporation, 1986 SEC No-Act. LEXIS 1909 (March 11, 1986); Bell Telephone Company of Canada, SEC No-Action Letter, *1986 SEC No-Act. LEXIS*

- *Parent Control Over Mostly-Owned Subsidiary*. In prior no-action letters, the Staff has considered the degree of control a parent company has over a mostly-owned subsidiary in determining whether the mostly-owned subsidiary should be treated as the functional equivalent of a wholly-owned subsidiary. Even where the minority interest is a common equity interest or a voting preferred interest in the registrant itself, the Staff has granted no-action relief when there is sufficient control by the reporting parent. These letters include LifePoint (1 minority holder of 30%), Emergent (2 executive officer minority holders aggregating 20%), Boomtown (1 minority holder of 15% of registrant Mississippi LP; 1 minority holder of 7.5% of registrant Louisiana LP), Merrill Lynch (preferred stock holders had same voting rights as common stock holders and could elect one-seventh of directors), Shearson Lehman (1 minority holder of voting, convertible preferred stock with equity interest of up to 13% and right to elect two directors), Jones International (1 minority holder of 10%) and Silver King (1 minority holder of 9.2%). And, in the Original No-Action Letter Request, Comcast owned 51% of the common units of NBCUniversal Holdings and NBCH owned the remaining 49%.

  In our situation, Comcast effectively exercises absolute control over NBCUniversal, notwithstanding the minority interest represented by the Enterprise Preferred Stock. The minority interest in question is not directly in NBCUniversal, of which 100% of the equity interests are held by NBCUniversal Holdings. Nor is the minority interest in NBCUniversal Holdings, an entity fully controlled by Comcast, with 100% of its equity securities owned either indirectly by Comcast (96% of the common units) or directly by NBCUniversal Enterprise (4% of the common units, and 100% of the non-voting Internal Preferred Units). Rather, the minority interest is in NBCUniversal Enterprise, an entity in which Comcast (i) owns 100% of the common stock, (ii) has the right at all times to elect a majority of its board of directors and (iii) effectively exercises full control, with the exception of certain matters designed to protect the holders of the Enterprise Preferred Stock. Notably, approval rights of the holders of the Enterprise Preferred Stock extend only to NBCUniversal Enterprise, and not to either NBCUniversal Holdings or to NBCUniversal.

1938 (March 26, 1986); Chrysler Financial Corporation, 1988 SEC No-Act. LEXIS 475 (April 15, 1988); Shearson Lehman Brothers Holdings, Inc., 1991 SEC No-Act. LEXIS 590 (April 12, 1991) ("**Shearson Lehman**"); Columbus Southern Power Company, 1992 SEC No-Act. LEXIS 6 (January 7, 1992); Greyhound Financial Corporation, 1992 SEC No-Act. LEXIS 1049 (November 16, 1992); Merrill Lynch Derivative Products, Inc., SEC No-Action Letter, *1993 SEC No-Act. LEXIS 900* (August 6, 1993) ("**Merrill Lynch**"); Boomtown, Inc., SEC No-Action Letter, *1994 SEC No-Act. LEXIS 732* (October 13, 1994) ("**Boomtown**"); American Standard Inc., SEC No-Action Letter, *1995 SEC No-Act. LEXIS 427* (March 30, 1995); Main Place Real Estate Investment Trust, SEC No-Action Letter, *1997 SEC No-Act. LEXIS 352* (February 25, 1997); Silver King Communications, Inc., SEC No-Action Letter, *1997 SEC No-Act. LEXIS 497* (April 1, 1997) ("**Silver King**"); Emergent Group, Inc., SEC No-Action Letter, *1998 SEC No-Act. LEXIS 745* (July 24, 1998) ("**Emergent**"); General Electric Capital Corporation, SEC No-Action Letter, 1998 SEC No-Act. LEXIS 730 (July 28, 1998); Jones International Networks, Ltd., SEC No-Action Letter, 1998 SEC No-Act. LEXIS 1036 (December 9, 1998) ("**Jones International**"); Grupo Minero Mexico, S.S. de C.V., SEC No-Action Letter, (October 28, 1999); USA Networks, Inc., SEC No-Action Letter, 2000 SEC No-Act. LEXIS 531 (April 20, 2000); LifePoint Hospitals Holdings, Inc., SEC No-Action Letter, 2000 SEC No-Act. LEXIS 681 (June 12, 2000) ("**LifePoint**"); Summit Materials LLC, SEC No-Action Letter (March 20, 2013) (avail. March 27, 2013, at http://www.sec.gov/divisions/corpfin/cf-noaction/2013/summitmaterials-032013-13-incoming.pdf) ("**Summit**").

Given the control Comcast exercises over NBCUniversal, we believe that NBCUniversal is the functional equivalent of a wholly-owned subsidiary for purposes of the General Instructions and Instruction 5.

- *The Nature of the Voting Security Does Not Require the Further Protections of the Public Disclosure System*. If the Enterprise Preferred Stock were non-voting debt securities, then NBCUniversal would qualify as a wholly-owned subsidiary and no relief would be required. While the Enterprise Preferred Stock is a voting equity security, it shares the significant characteristics of the voting preferred stock for which the Staff has been willing to grant relief in the past. The Enterprise Preferred Stock does not participate in the profits of NBCUniversal Enterprise (or in the profits of NBCUniversal Holdings or NBCUniversal), but rather is solely entitled to fixed quarterly dividends payable at a fixed rate per annum of its liquidation preference. Although the Enterprise Preferred Stock does not have a stated maturity date, it is redeemable by NBCUniversal Enterprise at the holders' option on March 19, 2020, and each third anniversary thereafter, and is callable by NBCUniversal Enterprise on March 19, 2021, and each third anniversary thereafter. Because the redemption is outside the control of Comcast, the Enterprise Preferred Stock will be recorded on Comcast's consolidated balance sheet outside of equity.

  The Merrill Lynch no-action letter is particularly instructive. In Merrill Lynch, as here, the Merrill preferred shares had the same voting rights as the common shares, were fixed rate and were nonparticipating. The Merrill preferred shares had the right to elect one-seventh of the subsidiary directors whereas the Enterprise Preferred Stock has the right to elect one-fourth of NBCUniversal Enterprise's directors. In Merrill Lynch, as here, the terms of the security were designed to protect the ability of the preferred holders to receive their fixed dividends. The Merrill preferred shares limited material changes in the nature of the subsidiary's businesses to the extent it adversely affected the subsidiary's credit ratings. The Enterprise Preferred Stock limits NBCUniversal Enterprise from incurring indebtedness in excess of $5.350 billion ($5.250 billion of which was outstanding as of the Closing Date) and from engaging in the ownership of any active, operating business other than the ownership of interests in NBCUniversal Holdings and other persons.

- *NBCUniversal's Equity Securities Do Not Require Registration Under the Exchange Act*. Section 12(g) of the Exchange Act requires issuers to register their equity securities under the Exchange Act if certain conditions are met, including having a class of equity securities held of record by 500 or more persons who are not accredited investors or by 2,000 or more persons overall.[7] All of NBCUniversal's

[7] In its Exchange Act Forms Compliance and Disclosure Interpretations ("C&DIs") No. 204.01 (avail. March 27, 2013, at http://www.sec.gov/divisions/corpfin/guidance/ exchangeactforms-interps.htm), the Staff permitted an issuer to rely on the General Instructions for a class of non-voting preferred stock "provided the number of holders of the non-voting preferred remained below 500 and therefore did not necessitate registration of that class pursuant to Section 12(g) of the Exchange Act." Section 501 of the Jumpstart Our Business Startups Act of 2012 (the "**JOBS Act**"), which was enacted after the Staff issued C&DI No. 204.01, amended Section 12(g) to only require registration of a class of equity securities held by 500 or more non-accredited investors or 2,000 or more persons overall.

membership interests, which constitute its only class of equity securities, are held of record by a single person, NBCUniversal Holdings. NBCUniversal Holdings is fully controlled by Comcast with all if its equity securities owned either directly by Comcast (96% of its common units) or by NBCUniversal Enterprise (4% of the common units, and 100% of the non-voting Internal Preferred Units). And, provided the Enterprise Preferred Stock is not owned by 2,000 or more persons overall, NBCUniversal Enterprise's equity securities will not require registration under the Exchange Act.

With respect to Instruction 5, since NBCUniversal Enterprise's equity securities are not required to be registered under Exchange Act, it will not be required to issue proxy statements. NBCUniversal Enterprise expects to hold annual meetings at which holders of the Enterprise Preferred Stock will vote for one director out of four (or two directors out of five if NBCUniversal Enterprise is in arrears on the payment of dividends on the Enterprise Preferred Stock). Regardless, the outcome of such meetings will be known to the holders of the Enterprise Preferred Stock and are of no relevance to holders of the NBCUniversal Public Debt.

- *Sophistication of Minority Investors and Access to Information*. In granting no-action relief, the Staff has considered the sophistication of minority investors and the ability of such minority investors to access information. *See, e.g.*, the Original No-Action Letter (sophisticated minority investor negotiated information access rights); Summit (four minority investment vehicles, many members of which had existing business relationships with the issuer or family relationships with directors or executives of the issuer); Merrill Lynch (minority investors were insurance companies with right to elect one-seventh of directors); and Shearson Lehman (minority investor was sophisticated corporation with contractual right to elect up to two board members of subsidiary).

  In our situation, the original minority investor of the Enterprise Preferred Stock was NBCH, a wholly-owned subsidiary of GE. NBCH sold the $725.7 million of Enterprise Preferred Stock to nine investors, all of whom are sophisticated investors. These nine investors are permitted to resell the stock, but sales must be in minimum denominations of $100,000 to purchasers who (like the nine current investors) meet *each* of the following three requirements: (i) they are QIBs, (ii) they are "qualified purchasers" under the Investment Company Act, and they are "accredited investors" as defined under Rule 501(a) of Regulation D under the Securities Act.

  With respect to access to information, holders of the Enterprise Preferred Stock are entitled to negotiated information rights, including annual and quarterly financial information of both NBCUniversal Enterprise and NBCUniversal. We note that the financial information about NBCUniversal that NBCUniversal Enterprise agreed to provide is comparable to the information that would have been required under Regulation S-X Rule 3-09 were NBCUniversal Enterprise subject to the Reporting Requirements. Since its sole material assets are its equity investments in NBCUniversal Holdings, an MD&A by NBCUniversal Enterprise would essentially be equivalent to "the management's narrative analysis of the results of operations explaining the reasons for material changes in the amount of revenue and expense items" permitted by the General Instructions.

Furthermore, holders of the Enterprise Preferred Stock are entitled to elect one of NBCUniversal Enterprise's four directors. The Merrill Lynch and Shearson Lehman are instructive. In both circumstances, the requesting letter noted that the right to elect directors provided substantial access to information. In Merrill Lynch, the requesting letter noted "While the Preferred Directors do not have a contractual obligation to report information to all of the preferred shareholders, it would be reasonably expected that they would communicate any information necessary to inform preferred shareholders for the purpose of exercising their voting power to protect their fixed return on their preferred shares." Similarly, in Shearson Lehman, the requesting letter noted that the existence of the two directors provided the holder with "access to more information concerning [the subsidiary] than [the subsidiary] would under any circumstances be required to include in its filings pursuant to the [Exchange] Act." Unlike the situation in Merrill Lynch and Shearson Lehman, the holders of the Enterprise Preferred Stock are entitled to negotiated periodic information in addition to the protection afforded by their ability to elect directors.

Accordingly, we believe the holders of the Enterprise Preferred Stock have shown themselves capable of protecting themselves and are not the kind of minority shareholders who require the further protection of the public disclosure system. Relief on these facts is as compelling as the relief given by the Staff in other cases in which sophisticated institutional investors have acquired voting preferred stock with negotiated informational rights.

Conclusion

For the reasons set forth in this letter, we are of the opinion that NBCUniversal should be able to continue to file abbreviated Forms 10-K and 10-Q, in the manner described in this letter, pursuant to General Instruction I to Form 10-K and General Instruction H to Form 10-Q, and to continue to rely on Instruction 5 to Item 5.07 of Form 8-K to omit the information called for by that Item.

Comcast and NBCUniversal undertake to seek further Staff guidance and will not rely on the relief they seek in this letter if, in the future, (i) Comcast reduces its ownership interests in NBCUniversal Enterprise or NBCUniversal Holdings, (ii) NBCUniversal has any equityholders other than NBCUniversal Holdings or wholly-owned Comcast subsidiaries, (iii) NBCUniversal Holdings has any equityholders other than NBCUniversal Enterprise or wholly-owned Comcast subsidiaries, (iv) NBCUniversal Enterprise has any equity securities not held by wholly-owned Comcast subsidiaries, other than the Enterprise Preferred Stock or (v) NBCUniversal Enterprise independently becomes subject to the Reporting Requirements.

If the Division has any questions concerning this request or requires any additional information, please contact the undersigned at (650) 752-2022. A copy of this letter has been electronically submitted via https://www.sec.gov/forms/corp_fin_noaction in compliance with the instructions found at the Commission's web site.

Very truly yours,

/s/ Bruce K. Dallas

Bruce K. Dallas

cc: Arthur R. Block, Esq.
Senior Vice President, General Counsel
and Secretary
Lawrence J. Salva,
Senior Vice President, Chief Accounting
Officer and Controller
Comcast Corporation

cc: Allan Cohen, Controller
NBCUniversal Media, LLC

cc: Michael Titta
John Malvisi
Deloitte & Touche LLP